Exhibit (a)(5)(B)

Keynote Systems, Inc
Fourth Quarter and Fiscal 2002 Conference Call
October 28, 2002
2:00 p.m. (PDT)

Operator:

Good afternoon everyone, and welcome to Keynote’s Fourth Quarter and Fiscal Year ended September 30, 2002, conference call. Today’s call is being recorded.

At this time, I would like to turn the call over to Peter Maloney, VP of Finance for opening remarks and introductions.

Peter:

Thank you. Good afternoon everyone, and welcome to Keynote’s fourth quarter and fiscal year ended September 30, 2002, conference call. I am here today with John Flavio, Chief Financial Officer and joined on the call by Umang Gupta, Chairman and Chief Executive Officer in New York at our East Coast Global Internet Performance Conference. John and Umang will review our accomplishments for the quarter and the year ended September 30th and they will be available to answer questions.

Hopefully, by now you have seen our press release that was distributed over Business Wire and the major wire services. For your convenience, the press release has also been posted on our Web site at www.Keynote.com. In addition, the replay of this conference call will be available on our website later this afternoon. You can log onto our web site now and find the audio web cast of this call at the Investor Relations section of our site and it can also be heard at www.vcall.com and www.streetevents.com. The replay of this call will also be available over the phone by dialing (888) 203-1112. The replay passcode is 269381.

Before we begin, I would like to point out that with regard to the tender offer, this conference call is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares. The solicitation and the offer to buy our common stock will only be made pursuant to an offer to purchase and related materials that we will be sending out shortly. Stockholders should read these materials carefully because they contain important information, including various terms and conditions of the offer. Stockholders will be able to obtain the offer to purchase and related materials with respect to the offer free at the SEC’s website at www.sec.gov. Also, copies of the Offer to Purchase, the Letter of Transmittal and other offer documents can be obtained for free by contacting Georgeson Shareholder Communications Inc., the information agent for the offer, at (866) 835-3023. I’d also like to remind you that statements made during the course of this call that are not purely historical, are forward-looking statements regarding the company or management’s intentions, hopes, beliefs, expectations and strategies for the future. Because such statements deal with future events, they are subject to various risks and uncertainties, and actual results might differ materially from those projected in the forward-looking statements.

Important factors that could cause actual results to differ materially from those in the forward-looking statements are discussed in the company’s Annual and Quarterly reports filed with the SEC.

Now, I would like to introduce John Flavio, Chief Financial Officer of Keynote.

John:

Thanks Peter. I want to thank you for joining us today as we report results for our fourth quarter and fiscal year ended September 30, 2002. Pro forma net loss for the quarter was $1.3 million compared to pro forma net loss of $1.9 million reported for the June quarter, and pro forma net loss of $2.3 million recorded for the comparable quarter one year ago. Our pro forma net loss per share on a diluted basis was five cents compared to a pro forma net loss of seven cents in the prior quarter, and a pro forma net loss of eight cents a year ago.

Pro forma results for the fourth quarter of fiscal 2002 excluded an impairment charge of $52.0 million to write-down our headquarters facility and $524,000 for amortization of intangible assets and stock-based compensation. The pro forma net loss for the preceding quarter excluded $397,000 for amortization of intangible assets and stock-based compensation, and $200,000 for in-process R&D associated with the Net Mechanic Acquisition. The pro forma net loss for the comparable quarter a year ago excluded an $11.0 million charge for excess facility costs and $512,000 for the amortization of intangible assets and stock based compensation.

The GAAP net loss was $53.9 million or $1.93 per share for the September quarter, $2.5 million or nine cents per share for the June quarter, and $13.8 million or fifty cents for the September 2001 quarter. The GAAP net loss for all three periods includes the charges and amortization that were described above and were excluded from the pro forma presentation.

Pro forma net loss for the fiscal year ended September 30, 2002 was $8.6 million or thirty one cents per share on a diluted basis, compared to pro forma net income of $3.0 million or eleven cents per share in fiscal 2001. Pro forma results for fiscal 2002 excluded the $52.0 million of property impairment charge, $1.7 million of acquisition-related charges, amortization of intangible assets and stock-based compensation, and $3.2 million for the write-off of goodwill associated with pre-fiscal 2002 acquisitions which was recorded as a cumulative effect of a change in accounting principle. Pro forma net income for fiscal 2001 excluded $11.0 million for the excess facility costs, $17.9 million of acquisition-related charges, amortization of intangible assets and stock-based compensation, and $30.5 million for the write-down of intangible assets.

In summary, our overall results improved sequentially due to both revenue increasing and cost continuing to be reduced. Total revenue increased from the June quarter and in fact, this was our second sequential quarterly increase in revenue since the December 2000 quarter. While benchmarking revenue continued to decline sequentially (4%) at the same rate in the previous quarter, APM and testing revenue continued to grow significantly (18%). We also continued to reduce costs each quarter over the last year and have now achieved annualized costs saving of $6.0 million.

First I will provide more details on revenue, customers and measurement pages and then I will take a more detailed look at our statement of operations and balance sheet. I will conclude with our expectations for the December quarter, prior to turning the call over to Umang.

Revenues

Our revenue is composed of subscription and consulting and support services revenue. Our total revenue for the September quarter was

$9.7 million, representing both a 2% increase from the June quarter’s $9.5 million and from the comparable quarter a year ago.

Subscription revenue amounted to $8.3 million for the September quarter, compared to $8.5 million for the June quarter, and consulting and support service revenues increased to $1.4 million from $958,000 last quarter. This substantial percentage increase in consulting and support services was primarily related to increased testing and APM engagements. For the September 2002 quarter, 86% of Keynote’s total revenue was derived from U.S. corporate accounts, international resellers and all other accounts. This compares to the 85% in the previous quarter. The revenue from the service provider and dot.com sector continued to decline slightly during the September quarter, and revenue from this sector was less than 14% of total revenue in the September quarter, compared with 15% in the June quarter.

Testing and APM

Overall, our testing/APM revenue increased sequentially 18%, compared to the June quarter’s 26% increase. While we did continue to successfully increase our non-benchmarking subscription based revenue in the testing/APM segment, most of the increase occurred in consulting services due to a larger number of testing/APM engagements. Testing/APM revenues now amount to 31% of total revenue, compared to last quarter’s 26% of total revenue.

As you will recall a year ago, revenue from benchmarking amounted to 86% of our total revenue, but now it accounts for 69% of total revenue. Approximately 31% of our total revenue now comes from services that we have introduced or acquired in the last two years.

Customers

Our customer base declined by 52, and amounted to approximately 2,350 companies as of September 30, 2002. As a result, our monthly customer retention rate was an average of 98% for the quarter, which was slightly higher than last quarter’s 97%, and higher than our historical rate of 95% or better.

The number of customers that purchase on an annualized basis at least $100,000 or more of our services increased to 63, compared to last quarter’s 59. The proportion of revenue from customers that purchase $100,000 per year or more increased to 55% of total revenue for the September quarter compared to 53% for the previous quarter.

As of the end of September 2002, Keynote customers included 62% of the most recent Media Metrix Top 50 Web Sites and 62 of the Fortune 100 companies were Keynote customers.

Measurement Pages

At the end of September, we measured for revenue approximately 8,150 page measurements, or URLS, compared to 8,700 at the end of June, a 6% decline. The decline in revenue URLs resulted, for the most part, from the cancellations of our dot.com and service provider customers and customers who were purchasing less than $1,000 per month. Overall, subscription revenue declined by approximately 2%, and a small portion of this decline in URL based subscription services was offset by growth in our non-URL based subscription services, which include Red Alert, Customer

Perspective, Net Mechanic, and other APM services. Overall, benchmarking revenue per URL for the quarter increased to $271 per URL per month, compared to last quarter’s average of $259 per month. The increase was, for the most part, a result of increasing our prices of many of our services

Consulting Revenues / Support Services Revenues

Let’s move to consulting revenues and support service revenues, which amounted to $1.4 million or 14% of total revenue, which represented a 42% increase from the June quarter, and a 138% increase over the September quarter in the prior year. The increase from the June 2002 quarter was primarily related to growth in the number of testing/APM engagements.

Operating Expenses

Operating expenses, excluding a non-recurring charge for property impairment and amortization of intangibles and stock based compensation, were $13.9 million in the September quarter as compared to $14.3 million for the June quarter, a 3% reduction. The decreases were from reductions in our costs of subscription services primarily due to our bandwidth reduction efforts, and reductions in our costs of R&D and operations groups.

In the current quarter, overall costs of subscription and consulting and support services were $3.4 million or 35% of revenue, which was a 2-percentage point improvement over last quarter. The costs of subscription services decreased by $126,000 or 5% this quarter, as we continue to realize benefits of our bandwidth cost reduction program. We have continued to focus on ways to further reduce costs and have managed to reduce both our domestic and international costs of subscriptions. We expect to continue to lower the costs of bandwidth in future quarters. Costs of consulting and support services increased by $35,000 or 5% in the September quarter, primarily driven from an increase in the number of engagements, in the current quarter.

At the end of September 2002, we had approximately 1,700 measurement computers, the same number as of the end of June, connected to major Internet backbones in over 123 statistically selected locations in 56 metropolitan areas worldwide, These statistics have remained fairly consistent over the last few quarters and we do not anticipate further significant capital investment.

Research and Development

Research and development costs were slightly down sequentially at $2.0 million for the September quarter or 21% of revenue, compared to $2.1 million for the June quarter, or 23% of revenue, and $1.9 million or 20% of revenue for the same quarter in fiscal 2001.

Sales and Marketing

Sales and marketing expenses were slightly higher than last quarter and totaled approximately $4.8 million or 49% of revenue, as compared to $4.7 million or 50% of revenue for the June quarter, and $5.0 million or 53% of revenue for the same quarter in fiscal 2001.

Operations

Operations costs decreased $141,000 or 7% from last quarter. Operations expenses include costs related to our network operations and tech support center. These costs were $1.8 million or 18% of revenue for the current quarter as compared to $1.9 million for the

June quarter, or 20% of revenue. Operations expenses were $2.2 million or 23% for the same quarter in fiscal 2001.

General And Administrative Expenses

Our general and administrative expenses decreased slightly from last quarter. These expenses were $2.0 million or 21% of revenue for the September quarter and $2.1 million or 22% of revenue for the June quarter. G&A costs were $1.8 million or 19% of revenue for the same quarter in fiscal 2001.

Property Impairment Charge

During the fourth quarter, we recorded a non-recurring charge of $52.0 million for the write-down of our headquarters facility to its fair market value. The total cost of the building was approximately $85.0 million and we wrote the building down to its current estimated market value, based on a current appraisal of approximately $25.0 million. This $60.0 million reduction in value was offset by reversal of the remaining excess facility charge accrual.

Amortization

Total amortization amounted to $524,000 for the quarter. Of this amount, $167,000 was related to the amortization of stock based compensation, which was greater than the $85,000 from prior quarters. The increase during the current quarter was due to the write-off of deferred compensation associated with former employees. As a result, we expect the ongoing expense to be lower for the remainder of the next fiscal year at which time the amortization will end. The remaining $357,000 of amortization expense related to intangible assets. Since the adoption of SFAS 142, to the extent that we have any goodwill, we will not longer be required to amortize it, but instead be required to periodically determine if any impairment has occurred as we have done this quarter. We will continue to amortize intangibles and stock-based compensation, which will amount to approximately $500,000 in the December quarter.

Provision for income Taxes

We did not record an income tax provision this quarter due to our operating loss, net operating loss carryforwards, and tax credits.

Shares Outstanding

At September 30, 2002, the total shares outstanding were approximately 27.1 million shares of common stock. For the quarter ended September 30, 2002, the total basic and diluted shares were approximately 27.9 million shares of common stock. During the quarter, we repurchased approximately 905,000 shares of stock at an average price of less than $6.75 per share. Since inception of the buyback program, the company has repurchased approximately 1.4 million shares and spent over $10.4 million dollars.

Balance Sheet

Now moving to the balance sheet, at September 30, 2002, our cash balance of $239 million is composed of cash and short-term investments compared to $246.0 million last quarter on a comparable basis. The $85.0 million of additional cash which was restricted was used to exercise early our obligation to purchase our corporate headquarters facility. Overall operating cash flow was positive for the third consecutive quarter. Accounts receivable, net at September 30th, was $4.8 million, as compared to $5.3 million in the prior quarter. DSOs were 45 days at the end of the quarter, a decrease from last quarter’s 51 days. This decrease is mostly due to continued successful collection efforts throughout the quarter. As of September 30th, our total number of employees is approximately 227.

Tender Offer

You are no doubt aware by now that we announced our plans today to purchase up to 10.0 million shares or approximately 37% of the outstanding shares at a price of between $7.00 and $8.00 in a modified Dutch auction tender offer. We believe that investing in our own stock is an efficient means of providing value to our stockholders. Our cash resources are sufficient to finance this offer and to meet our requirements for future operations, and we believe that this is a prudent use of that cash. The offer will provide our stockholders with an opportunity to sell their stock at a premium, and if they choose not to do so, to retain a greater percentage of Keynote following the completion of the offer.

The offer will commence tomorrow, Tuesday, October 29, 2002, and will expire at 12:00 midnight Eastern Time on Tuesday, November 26, 2002, unless extended.

Stockholder Rights Plan

Today, we also announced that our Board of Directors has adopted a stockholder rights plan. The Board adopted the plan after careful consideration of a wide variety of factors, including our recently announced self-tender offer, among others. The plan is designed to protect the long-term value of the company for its stockholders during any future unsolicited acquisition attempt. Adoption of the plan was not made in response to any specific attempt to acquire Keynote or our shares, and we are not aware of any current efforts to do so. The rights will become exercisable only upon the occurrence of certain events specified in the plan, including the acquisition of 15% of Keynote’s outstanding common stock by a person or group. The details of the plan will be outlined more fully in a letter that will be mailed to our stockholders of record as of October 29, 2002, as well as in our filings with the Securities and Exchange Commission.

Guidance

Before I turn the call over to Umang, I would like to provide some general financial guidance for the December quarter. We have provided detailed guidance in our earnings release today, consistent with the prior quarters. We will not comment on this guidance during the quarter and may provide an update to this guidance in the event of material changes during the quarter. We expect total revenues to be between $9.0 to $9.4 million for the December quarter. We expect costs of subscriptions to represent approximately 32% to 36% of subscription revenues for the December quarter. We expect costs of consulting and support services to represent approximately 65% to 70% of consulting revenue for the December quarter. Total operating expenses, excluding costs of subscriptions and consulting, amortization of intangible assets and stock-based compensation are expected to decrease by approximately 2% as compared to the September quarter. The amortization of the remaining intangibles combined with stock-based compensation will amount to approximately $500,000 in the December quarter, absent any additional acquisitions or other extraordinary transactions.

Including the impact of the tender offer on cash, we expect interest income, net, to be approximately $1.3 million for the December quarter, absent any significant transactions, and assuming no material changes in interest rates. We would expect weighted average common shares outstanding for the December quarter to decrease to approximately 24 million shares, assuming we repurchase approximately 10 million shares under the recently announced modified Dutch auction tender offer, no additional acquisitions using shares of our stock as the consideration, and no other significant transactions involving our equity securities. Capital expenditures are expected to be approximately $1.5 million for the December quarter, absent any acquisition costs or other extraordinary transactions. Due to the expected loss, loss carryforwards and tax credits, no tax provision is expected in the December quarter.

I would like to now introduce Umang Gupta, our Chairman of the Board and Chief Executive Officer for a business update.

Umang:
Thanks John. Welcome everyone and thank you for joining us today to discuss our year-end and fourth quarter results.

INTRODUCTION AND OVERVIEW

I’m talking to you today from New York City where we’ve just concluded the very first Global Internet Performance Conference on the east coast. It has indeed been an exciting and very successful two days with the announcement and preview of some six new products and attendance by over 225 customers. Some of those customers included American Express, Goldman Sachs, JPMorganChase, Morgan Stanley, AT&T, EDS, GE, Mercedes-Benz, Arrow Electronics, Pitney Bowes, J. Crew, Sprint, Sears, Barnes & Noble, Columbia House and Staples. Talk about a veritable ‘who’s who’ in American business.

During the conference we also had a very successful partner exhibit fair highlighting the performance management solutions of our KeyPartners, an important component of our ‘Total Performance Management’ strategy, since our partner’s solutions integrate with and complement our own services. We now have 86 KeyPartners and 11 of them exhibited their complementary product solutions here in New York.

I see our conference over the last two days as very much a metaphor for the successful transformation we accomplished over the last fiscal year. We are now more focused than ever, and gaining a good deal of momentum in large enterprise accounts.

Our primary goal nearly two years ago, when we began our transformation, was to move into the enterprise. Simply look at the names of the large companies here in attendance at our conference this week and you have great evidence of our success in that regard.

We have completely transformed the sales force from the top to the middle to bottom. Sales is now completely field-oriented and focused on top Fortune 500 national account selling. We have new sales and marketing executives leading this transformation. We also have many new sales personnel in the field and in professional services as well. Our new sales model is working and we are all very pleased with the quality of people who have joined us this past year.

In terms of product transformation in the last year we have broadened and deepened in a very important way the Web performance management solutions we are now able to provide to our enterprise customers.

BENCHMARKING

We successfully strengthened and defended our core benchmarking business by adding new appeal to the corporate buyer for our flagship Web Site Perspective and Transaction Perspective services. During the year we released Web Site Perspective 6.0 and Transaction Perspective 4.0 with greatly increased diagnostics; all designed to appeal to the network operations side of an enterprise. Both have already won awards and accolades in the press. We also added new functionality to our streaming and wireless Perspective services, important to our business in the long run.

New benchmarking customers for the fourth quarter include Brylane E-Commerce Group, Clearblue Technologies, Comtex News Network, FASTNET Corporation, HBK Investments, Micron Technologies, Rockford Corporation, Sempra Energy, Software House International, Trifecta, and Weider Health & Fitness.

TESTING & APPLICATIONS PERFORMANCE MANAGEMENT

In testing and application performance management we’ve both broadened and deepened our solution set.

In testing we’ve significantly broadened our offerings over the last year. We can now offer enterprise customers load testing as a service with LoadPro and as a self-service with Test Perspective, and user experience testing with WebEffective, and content integrity testing with Enterprise HTML Toolbox.

In application performance management we deepened our diagnostic offerings significantly, and added a number of new types of enterprise agents and adapters for integrating Keynote data into large EMS packages. And we’ve broadened our APM solution set with today’s announcement of Traffic Perspective and a preview of MyKeynote Inside, which for the first time brings a real-time feed of Keynote’s Web performance data directly into the network operations centers of large companies.

New Testing and APM customers for the fourth quarter include Digital Envoy, IBM, Interland, Lending Tree, Logitech, Office Depot, Pfizer, Pitney Bowes, Sprint, Timberland and Time Warner Cable.

Now I will describe in greater detail the exciting announcements we just made this morning.

In testing and diagnostics Keynote announced WebEffective™, Enterprise HTML Toolbox and Test Perspective™ 5.0. WebEffective and Enterprise HTML Toolbox take Keynote in the new direction of user experience testing and content integrity testing, two areas critical to optimizing the quality of e-business.

•
WebEffective is a brand new service based on the acquisition of Enviz, the leader in user experience testing technology. WebEffective is a testing service for diagnosing and improving Web effectiveness by testing the total quality of user experience, capturing everything the user sees and does: how users interact with pages, how users navigate (including back and forward buttons), where they encounter difficulty with navigation, why they do not complete key business processes, and whether their needs are met. Questions may be asked, in context, of users to diagnose reasons for user actions. The new service is offered as a full service or self-service appliance-based solution.

•	Enterprise HTML Toolbox is new a self-service, Web site content and integrity testing service developed to meet the needs of enterprises operating large Web sites. The Enterprise HTML Toolbox now adds an additional layer of testing functionality to Keynote’s testing solutions, providing self-service content testing. The Keynote Enterprise HTML Toolbox is delivered via an appliance that resides in a customer’s data center and can test public or private sections of the Web site – for example, intranet content or content on staging servers. It provides link integrity testing, HTML standards conformance testing, browser compatibility testing, image load time optimization and spell check.

•
Test Perspective 5.0 is an updated version of Keynote’s self-service Web site load testing solution that delivers increasingly accurate and realistic load test results using new ground-breaking ‘arrival rate’ methodology and a more powerful script recorder. The updated version also introduces much more flexible hours-based pricing and packaging to meet the dynamic and changing needs of customers and partners.

In benchmarking and application performance management Keynote announced Traffic Perspective™ and Keynote Diagnostic Services.

•
Traffic Perspective is a new service that combines passive monitoring of real-time end user traffic with data collected by Keynote’s benchmarking services to create a unique non-intrusive solution to quantify, isolate, diagnose and resolve Web performance issues. The new service brings together business level metrics about real end users with system and application response information and offers two-way integration between Keynote and partner products—Adlex and Emissary to start.... others in the future. The service marries together for the first time and ‘in context’ a graphical real-time view of active and passive monitoring data. Traffic Perspective is designed to quantify the performance impact of traffic volume, network conditions, server performance and visitor abandonment.

•	Finally, we announced Keynote Diagnostic Services, a new Keynote service that provides interpretive services,

diagnostic tools and expertise, proactive performance monitoring of alerts and immediate remediation, and customer advocacy with service providers and others on behalf of Keynote customers.

CONCLUSION

In closing, we are very pleased with our fourth quarter performance that was achieved in spite of the continued economic slowdown and worldwide political instability. Our announcements today, coupled with the many new services delivered to the market over the previous three quarters, substantially strengthen our position as the worldwide leader in Internet performance management services and perfectly poise us for growth as the overall economy improves.

The value proposition for Keynote is a strong one. In tough times we believe it’s better to help customers run existing business solutions better, rather than attempt costly architectural changes to them. Everything Keynote does, and every one of our services announced today, helps to further deliver on the promise of ‘total performance management,’ so enterprise companies can leverage what they already have, and do more with less.

As always, we appreciate our shareholders’ interest and are grateful for your support. That concludes today’s formal remarks. John and I would be more than happy to take any questions you have.

Operator:

We will now begin the question and answer portion of the call. To ask a question....

Q&A

Umang:

Thanks for joining us today. If you have any additional questions, please feel free to contact John or me.

Operator:

That concludes today’s conference. Thank you for your participation.

END

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